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                                    [SUNBELT
                             AUTOMOTIVE GROUP LOGO]
                          5901 Peachtree Dunwoody Road
                                  Suite 250-B
                               Atlanta, GA 30328
Telephone:                                                            Facsimile:
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678-443-8100                                                        678-443-8130


September 30, 1998


Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW/Mail Stop 3-9
Washington, DC 20549

Re: Request for Withdrawal of Registration Statement on Form S-1
    (File No. 333-51451)

Ladies and Gentlemen:

The undersigned registrant, Sunbelt Automotive Group, Inc. (the "Company"), pursuant to Rule 477 of the rules and regulations under the Securities Act of 1933, as amended, hereby requests the withdrawal of its Registration Statement on Form S-1. The Registration Statement was originally filed with the Securities and Exchange Commission on April 30, 1998 and was declared effective on August 13, 1998. None of the Common Stock registered on the Registration Statement on Form S-1 has been sold pursuant thereto. The Company is withdrawing the Registration Statement because, in the opinion of management, given current market conditions, it would not be in the Company's best interests to proceed with a public offering at this time. The Company has requested the withdrawal of its related Registration Statement on Form 8-A (File No. 000-24717) under separate cover.

Should you have any questions about this matter, please feel free to contact David S. Cooper or Thomas L. Hanley of Schnader Harrision Segal & Lewis LLP at
(404) 215-8100 or (202) 216-4200, respectively.

Very truly yours,

Sunbelt Automotive Group, Inc.

By: /s/ Charles K. Yancey
   ---------------------------
   Charles K. Yancey
   President and Chief Operating Officer